Exhibit 99.1

Cenovus listed among the world’s best corporate citizens

CALGARY, Alberta (September 11, 2014) — For the third year in a row, Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been included in the Dow Jones Sustainability World Index. The company has also been named to the Dow Jones Sustainability North America Index for the fifth consecutive year. The Dow Jones Sustainability Indices recognize companies around the world for leadership in corporate responsibility.

“We work hard to integrate social and environmental considerations into everything that we do,” said Sheila McIntosh, Cenovus Executive Vice-President, Environment & Corporate Affairs. “This consistent recognition confirms that our efforts are paying off. But we’re not satisfied. We’re always looking for ways to improve our corporate responsibility performance.”

Cenovus is the only North American oil and gas company to make the World Index this year, ranking high in the areas of risk management, transparent reporting and stakeholder engagement.

Launched in 1999, the Dow Jones Sustainability Indices are the preeminent global indices that track the stock performance of the world’s leading companies based on economic, environmental and social criteria. More information about the selection criteria and detailed performance data is available at sustainability-indices.com.

Cenovus recently released its 2013 corporate responsibility report which provides insight into how the company is putting corporate responsibility into action. The report is available at cenovus.com/responsibility.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

General media line:

403-766-7751

media.relations@cenovus.com